Exhibit 21.1

Subsidiaries of Registrant

Legal Name	Jurisdiction of Incorporation
Music Intelligence Solutions, Inc.	Delaware, USA
Polyphonic Human Media Interface SL	Spain
Akazoo Spolka z.o.o.	Poland
Akazoo DWC-LLC	United Arab Emirates
Akazoo CY Ltd	Cyprus
Akazoo SA	Greece
Akazoo Ukraine	Ukraine
R and R Music Ukraine	Ukraine
Akazoo Ltd	Mauritius
Akazoo Music Limited	Republic of Ghana
Akazoo Ltd	Cameroon